CHINA NATURAL RESOURCES, INC.
                                 [COMPANY LOGO]


                       NOTICE OF ANNUAL MEETING OF MEMBERS
                         TO BE HELD ON DECEMBER 20, 2005

To the Members of China Natural Resources, Inc.:

         NOTICE IS HEREBY GIVEN that an Annual Meeting of Members (the "Annual Meeting") of China Natural Resources, Inc., a British Virgin Islands corporation, will be held at 2:00 p.m., Hong Kong time, on Tuesday, December 20, 2005 at Room 2105, West Tower, Shun Tak Centre, 200 Connaught Road C., Sheung Wan, Hong Kong, for the following purposes:

         1. To elect two Class I Directors, each to hold office until the annual meeting of members at which their successors are duly elected and qualified as hereinafter described;

         2. To ratify the appointment of GHP Horwath, P.C. as our independent registered public accountants for the fiscal year ending December 31, 2005; and

         3. To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

         All members are cordially invited to attend; however, only members of record at the close of business on November 17, 2005 are entitled to notice of and to vote at the Annual Meeting or any adjournments thereof.

         THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE BOARD'S NOMINEES TO SERVE AS CLASS I DIRECTORS, AND FOR PROPOSAL 2.

                                             By Order of the Board of Directors


                                             /s/ Wong Wah On
                                             -----------------------------------
                                             Corporate Secretary

Hong Kong
November 21, 2005

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. MEMBERS WHO EXECUTE A PROXY CARD MAY NEVERTHELESS ATTEND THE MEETING, REVOKE THEIR PROXY AND VOTE THEIR SHARES IN PERSON.

                          CHINA NATURAL RESOURCES, INC.
                                    ROOM 2105
                           WEST TOWER, SHUN TAK CENTRE
                              200 CONNAUGHT ROAD C.
                              SHEUNG WAN, HONG KONG

                      ____________________________________

                                 PROXY STATEMENT

                                       FOR

                            ANNUAL MEETING OF MEMBERS

                         TO BE HELD ON DECEMBER 20, 2005
                      ____________________________________

         This proxy statement is being furnished to you by the Board of Directors of China Natural Resources, Inc. in connection with a solicitation of proxies for use at our Annual Meeting of Members ("Annual Meeting") which will be held at 2:00 p.m., Hong Kong time, on Tuesday, December 20, 2005 at Room 2105, West Tower, Shun Tak Centre, 200 Connaught Road C., Sheung Wan, Hong Kong. We will bear the cost of this solicitation. The date of mailing of this proxy statement and form of proxy is approximately November 21, 2005.

         A copy of our Annual Report on Form 20-F (without exhibits), including audited consolidated financial statements for each of the three years ended December 31, 2004, accompanies this proxy statement.

                       OUTSTANDING STOCK AND VOTING RIGHTS

RECORD DATE

         The Board of Directors has fixed the close of business on November 17, 2005 as the record date for determining those members entitled to notice of, and to vote at, the Annual Meeting. Only members of record on that date will be entitled to vote at the Annual Meeting. A list of members entitled to vote at the Annual Meeting will be available for examination by any member for a proper purpose during normal business hours at our offices for a period of at least 10 days preceding the Annual Meeting.

SHARES OUTSTANDING

         As of the November 17, 2005 record date, 1,247,823 shares of our common stock, no par value, and 320,000 shares of our Series B preferred stock, no par value, were outstanding. Each share of common stock and each share of Series B preferred stock outstanding entitle the holder to one vote on each proposal submitted to members for consideration at the 2005 Annual Meeting.

REVOCATION OF PROXIES

         If you submit your proxy card, you have the power to revoke it by notice of revocation directed to the proxy holder at any time before it is voted. Unless you withhold authority in writing, proxies that are properly executed, will be voted "FOR" each of the proposals. Even if you submit a proxy card, you may nevertheless attend the meeting, revoke your proxy and vote in person.

QUORUM

         A quorum of members is necessary to take action at the Annual Meeting. A majority of the outstanding shares of our common stock and Series B preferred stock, counted together, represented in person or by proxy, will constitute a quorum. Abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum at the Annual Meeting.

VOTE REQUIRED FOR APPROVAL

         The nominees for Class I Director who receive the greatest number of votes cast in person or by proxy at the Annual Meeting shall be elected Class I Directors. The vote required for ratification of our independent registered public accounting firm and for adoption of any other proposals that properly come before the Annual Meeting is the affirmative vote of a majority of the shares of common stock and preferred stock, counted together, present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter.

ABSTENTIONS

         Abstentions are considered shares present at the Annual Meeting in person or by proxy, and will be counted for purposes of determining whether a quorum is present. Abstentions will have no effect on the outcome of Proposal 1, but will have the effect of a vote "AGAINST" Proposal 2.

BROKER NON-VOTES

         Broker non-votes refer to shares held in street name by a brokerage firm or nominee (such as Cede & Co.) under circumstances where the beneficial owner has not instructed the broker or nominee as to how the shares should be voted. Broker non-votes are considered present by proxy for purposes of determining whether a quorum is present at the meeting. If your shares are held in street name, the broker or nominee in whose name your shares are held is permitted to vote your shares on the matters to be voted upon at the Annual Meeting, even if you have not provided specific direction on how your shares should be voted.

                                   CONVENTIONS

         Unless otherwise specified, all references in this proxy statement to "U.S. Dollars," "Dollars," "US$," or "$" are to United States dollars; all references to "Hong Kong Dollars" or "HK$" are to Hong Kong dollars; and all references to "Renminbi" or "RMB" or "Yuan" are to Renminbi Yuan, which is the lawful currency of the People's Republic of China ("China" or "PRC"). We maintain our accounts in U.S. Dollars and Hong Kong Dollars, respectively. The accounts of our subsidiaries are maintained in either Hong Kong Dollars or Renminbi. Our consolidated financial statements are prepared in Renminbi. Translations of amounts from Renminbi to U.S. Dollars and from Hong Kong Dollars to U.S. Dollars are for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi have been made at the single rate of exchange as quoted by the People's Bank of China (the "PBOC Rate") on December 31, 2004, which was approximately U.S.$1.00 = Rmb 8.28. Translations from Hong Kong Dollars to U.S. Dollars have been made at the single rate of exchange as quoted by the Hong Kong and Shanghai Banking Corporation Limited on December 31, 2004, which was approximately US$1.00 = HK$7.80. The Renminbi is not freely convertible into foreign currencies and the quotation of exchange rates does not imply convertibility of Renminbi into U.S. Dollars or other currencies. All foreign exchange transactions take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China. No representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the PBOC Rate or at all.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information known to us concerning the beneficial ownership of shares of our common stock and Series B preferred stock as of November 17, 2005 by:

          o each person known by us to be the owner of more than 5% of our outstanding shares of common stock and preferred stock combined;
          o    each of our directors and director nominees;
          o    each of our executive officers; and
          o    all executive officers and directors as a group.

         A person is deemed to be the beneficial owner of securities that can be acquired by such a person within 60 days from the record date upon exercise of options, warrants or convertible securities. Each beneficial owner's percentage of ownership is determined by assuming that options, warrants and convertible securities that are held by such a person (but not those held by any other person) and are exercisable within 60 days from the date hereof have been exercised. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. Unless otherwise indicated the address of each beneficial owner is Room 2105, West Tower, Shun Tak Centre, 200 Connaught Road C., Sheung Wan, Hong Kong.

                            Amount and Nature of Beneficial Ownership(4)
Name and Address of         Common Stock               Preferred Stock         Percent
                     -------------------------   -----------------------         of
Beneficial Owner     # of Shares    % of Class   # of Shares   % of Class       Vote
----------------------------------------------------------------------------------------
Ching Lung Po        40,000           3.2%       320,000(1)       100%         23.0%

Tam Cheuk Ho        224,897(2)       18.0%            --           --          14.3%

Wong Wah On         224,897(3)       18.0%            --           --          14.3%

Lam Kwan Sing            --          --               --           --          --

Ng Kin Sing              --          --               --           --          --

Lo Kin Cheung            --          --               --           --          --

------------
(1) Shares registered to Winsland Capital Limited, a company beneficially owned by Mr. Ching.
(2) Includes 144,897 shares registered to Anka Capital Limited, a company owned 50% by Mr. Tam. Mr. Tam disclaims beneficial ownership of the shares owned by Anka Capital Limited, except to the extent of his pecuniary interest in the shares.
(3) Includes 144,897 shares registered to Anka Capital Limited, a company owned 50% by Mr. Wong. Mr. Wong disclaims beneficial ownership of the shares owned by Anka Capital Limited, except to the extent of his pecuniary interest in the shares.
(4) The inclusion of any shares as deemed beneficially owned does not constitute an admission of beneficial ownership by the named member.

                      OUR DIRECTORS AND EXECUTIVE OFFICERS

BOARD MEMBERS

         Our Board of Directors is responsible for the overall management of our company. The Board of Directors is divided into three classes, designated Class I, Class II and Class III. The Board of Directors currently includes two Class I Directors, two Class II Directors, and two Class III Directors. The term of our Class I Directors expires immediately following our annual meeting of members in 2005, the term of our Class II Directors expires immediately following our annual meeting of members in 2006 and the term of our Class III Directors expires immediately following our annual meeting of members in 2007. The name, age and business experience of each of our directors is as follows:

CLASS I DIRECTORS

CHING LUNG PO (age 59)
Chairman of the Board of Directors, President and Chief Executive Officer

         Mr. Ching Lung Po has served as a director of our company since June 2, 1999 and as its Chairman of the Board, President and Chief Executive Officer since November 22, 2004. He served as a director of China Resources Development, Inc., a Nevada corporation and our predecessor ("China Development") from February 4, 1998 until completion of its merger with our company in December 2004 (the "Redomicile Merger"). He was appointed Chairman of the Board of Directors of China Development on January 25, 1999, and as its Chief Executive Officer and President on February 1, 1999 and June 1, 1999, respectively. Mr. Ching has also been the Chairman of the Board of Directors and President of OVM International Holding Corp. (Pink Sheets: OVMI.pk) since September 1996. Mr. Ching has been involved for more than 20 years in the management of production and technology for industrial enterprises in PRC. He worked in Heilongjiang Suihua Electronic Factory as an engineer from 1969 to 1976 and was the Head of the Heilongjiang Suihua Industrial Science & Technology Research Institute from 1975 to 1976. Mr. Ching joined the Heilongjiang Qingan Factory in 1976 and has been the General Manager since 1976. In 1988, Mr. Ching started his own business and established the Shenzhen Hongda Science & Technology Company Limited in Shenzhen, which manufactures electronic products. Mr. Ching graduated from the Harbin Military and Engineering Institute and holds the title of Senior Engineer.

NG KIN SING (age 43)
Director

         Mr. Ng Kin Sing has been a director and a member of our company's Audit Committee since November 22, 2004. He served as a director of China Development from February 1, 1999 until completion of the Redomicile Merger, and as a member of its audit committee. From April 1998 to the present, Mr. Ng has been the managing director of Action Plan Limited, a securities investment company. From November 1995 until March 1998, Mr. Ng was sales and dealing director for NatWest Markets (Asia) Limited; and from May 1985 until October 1996, he was the dealing director of BZW Asia Limited, an international securities brokerage house. Mr. Ng holds a Bachelor's degree in Business Administration from the Chinese University of Hong Kong.

CLASS II DIRECTORS

LAM KWAN SING (age 36)
Director

         Mr. Lam Kwan Sing has been a director and a member of our company's Audit Committee since November 22, 2004. He served as a director of China Development from March 20, 2003 until completion of the Redomicile Merger, and as a member of its audit committee. From 2002 to present, Mr. Lam has been the executive director of Pacific Challenge Holdings Limited, a Hong Kong listed company, where he is responsible for the overall corporate finance and accounting operations. From 2000 to 2002, Mr. Lam was the business development manager of China Development Corporation Limited, a Hong Kong listed company. From 1997 to 2000, he was the business development manager of Chung Hwa Development Holdings Limited, a Hong Kong listed company. From 1995 to 1997, Mr. Lam was the assistant manager (Intermediaries supervision) of Hong Kong Securities and Futures Commission. Mr. Lam holds a Bachelor's degree in Accountancy from the City University of Hong Kong.

LO KIN CHEUNG (age 41)
Director

         Mr. Lo Kin Cheung has been a director and a member of our company's Audit Committee since November 22, 2004. He also served as a director of China Development from May 30, 2000 until completion of the Redomicile Merger, and as a member of its audit committee. From September 2001 to present, Mr. Lo has been the chief financial officer of Lee Fung - Asco Printers Holdings Limited, a Hong Kong listed company, where he is responsible for the overall corporate financial operations. From March 1998 to August 2001, Mr. Lo was the executive director of Wiltec Holdings Limited, a Hong Kong listed company, where he was responsible for corporate development and day-to-day operations. From July 1986 until March 1998, Mr. Lo was the principal at Ernst & Young, Hong Kong. He is a fellow of both the Hong Kong Institute of Certified Public Accountants (formerly known as the Hong Kong Society of Accountants) and the Chartered Association of Certified Accountants. He holds a Bachelor's degree of Science from the University of Hong Kong.

CLASS III DIRECTORS

TAM CHEUK HO (age 43)
Director and Chief Financial Officer

         Mr. Tam Cheuk Ho has served as a director of our company since December 23, 1993, and as its Chief Financial Officer since November 22, 2004. He served as the Chief Financial Officer and a director of China Development from December 2, 1994 until completion of the Redomicile Merger. From July 1984 through January 1992, he worked as Audit Manager at Ernst & Young, Hong Kong, and from February 1992 through September 1992, as Financial Controller at Tack Hsin Holdings Limited, a listed company in Hong Kong, where he was responsible for accounting and financial functions. From October 1992, through December 1994, Mr. Tam was Finance Director of Hong Wah (Holdings) Limited. He is a fellow of both the Hong Kong Institute of Certified Public Accountants (formerly known as the Hong Kong Society of Accountants) and the Chartered Association of Certified Accountants. He is also a certified public accountant (practicing) in Hong Kong. He holds a Bachelor's degree in Business Administration from the Chinese University of Hong Kong. Mr. Tam is also a director of Anka Capital Limited, a privately held corporation, through which he is one of our principal members.

WONG WAH ON (age 42)
Director, Secretary and Financial Controller

         Mr. Wong Wah On has been a director of our company since January 25, 1999, as its Secretary since February 1, 1999 and as Financial Controller since November 22, 2004. He served as Financial Secretary, Financial Controller and a director of China Development from December 30, 1997 until completion of the Redomicile Merger. He is responsible for assisting our Chief Financial Officer with our treasury, accounting and secretarial functions. From October 1992 through December 1994, Mr. Wong was the Deputy Finance Director of Hong Wah (Holdings) Limited. From July 1988 through October 1992, he was an audit supervisor at Ernst & Young, Hong Kong. Mr. Wong is also a director of Anka Capital Limited, a privately held corporation, through which he is one of our principal members. He received a professional diploma in Company Secretaryship and Administration from the Hong Kong Polytechnic University. He is a fellow of both the Chartered Association of Certified Accountants and the Hong Kong Institute of Certified Public Accountants (formerly known as the Hong Kong Society of Accountants), and an associate of the Institute of Chartered Secretaries and Administrators. He is also a certified public accountant (practicing) in Hong Kong.

         Our officers are elected annually at the Board of Directors meeting following each annual meeting of members, and hold office until their respective successors are duly elected and qualified, subject to their earlier death, resignation or removal.

MEETINGS OF THE BOARD OF DIRECTORS

         During the year ended December 31, 2004, our Board of Directors held four meetings. Each member of the board participated in each meeting of the board. In addition, the Board of Directors took action by unanimous written consent in lieu of meeting on two occasions.

FEES TO MEMBERS OF THE BOARD OF DIRECTORS

         We do not pay fees to directors for their attendance at meetings of the Board of Directors or of committees; however, we may adopt a policy of making such payments in the future. We will reimburse out-of-pocket expenses incurred by directors in attending board and committee meetings.

                          CORPORATE GOVERNANCE MATTERS

COMMITTEES OF THE BOARD OF DIRECTORS

         The Board of Directors has established an Audit Committee and a Nominating and Corporate Governance Committee.

         AUDIT COMMITTEE

         Our Audit Committee, whose members currently consist of Lo Kin Cheung, Lam Kwan Sing and Ng Kin Sing, reviews the professional services provided by our independent auditors, the independence of our auditors from our management, our annual financial statements and our system of internal accounting controls. The Audit Committee also reviews other matters with respect to our accounting, auditing and financial reporting practices and procedures as it may find appropriate or may be brought to its attention. Our Audit Committee has succeeded to, assumed and adopted the written audit committee charter of China Development, a copy of which was appended to our proxy statement for the 2003 annual meeting of stockholders.

         Each member of the Audit Committee is an "independent" director, as such term is used in (a) Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended ("Exchange Act"), (b) Section 10A-3(m)(3) of the Exchange Act, and (c) Nasdaq Marketplace Rule 4200-1.

         Our Audit Committee held a total of four meetings during fiscal 2004, which were attended by all of its then current members.

         AUDIT COMMITTEE FINANCIAL EXPERT

         In general, an "audit committee financial expert" within the meaning of
Item 401(e) of Regulation S-B of the Securities Act of 1933, as amended (the "Securities Act"), is an individual member of the Audit Committee who:

         o understands generally accepted accounting principles and financial statements,
         o is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves,
         o has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity to our financial statements,
         o        understands internal controls over financial reporting, and
         o        understands audit committee functions.

         An "audit committee financial expert" may acquire the foregoing attributes through:

         o education and experience as a principal financial officer, principal accounting officer, controller, public accountant, auditor or person serving similar functions;
         o experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person serving similar functions; experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or,
         o        other relevant experience.

         Our Board of Directors has determined that Mr. Lo Kin Cheung and Mr. Lam Kwan Sing are each an "audit committee financial expert" within the meaning of Item 401(e) of Regulation S-B. Each of our "audit committee financial experts" are "independent" as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act

         AUDIT COMMITTEE REPORT

         The following statement made by our Audit Committee shall not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, and shall not otherwise be deemed filed under either of those acts.

         The Audit Committee reviews our financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process including the system of internal controls.

         Management represented to the Audit Committee that our consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Audit Committee also discussed with the independent auditors matters required to be discussed by auditing standards generally accepted in the United States.

         In addition, the Audit Committee has discussed with the independent auditors the auditor's independence from our company and its management, and has received the written disclosures and letter required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Audit Committee has also discussed with the independent auditors the matters required to be discussed by SAS 61.

         The Audit Committee also discussed with our independent auditors the overall scope and plans for their respective audit. The Audit Committee meets with the independent auditors with and without management present, to discuss the results of their examinations, the evaluations of our internal controls, and the overall quality of our financial reporting.

         In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that our audited consolidated financial statements be included in our Annual Report on Form 20-F for the year ended December 31, 2004 for filing with the Securities and Exchange Commission.

                                            Submitted by the Audit Committee of
the Board of Directors:

                                            /s/ Ng Kin Sing
                                            /s/ Lam Kwan Sing
                                            /s/ Lo Kin Cheung

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE; SHAREHOLDER NOMINEES FOR DIRECTOR

         Our Board of Directors has established a Nominating and Corporate Governance Committee that operates pursuant to a written charter. The current members of the Nominating and Corporate Governance Committee are Ng Kin Sing, Lam Kwan Sing and Lo Kin Cheung. Each member of the Nominating and Corporate Governance Committee is an "independent" director, as such term is used in
Section 10A-3(m)(3) of the Exchange Act and Nasdaq Marketplace Rule 4200-1.

         The Nominating and Corporate Governance Committee is responsible for providing oversight on a broad range of issues surrounding the composition and operation of our Board of Directors. In particular, the responsibilities of the Nominating and Corporate Governance Committee include:

         o identifying individuals qualified to become members of the Board of Directors;
         o determining the slate of nominees to be recommended for election to the Board of Directors;
         o reviewing corporate governance principles applicable to us, including recommending corporate governance principles to the Board of Directors and administering our Code of Ethics;
         o assuring that at least one Audit Committee member is an "audit committee financial expert" within the meaning of regulatory requirements; and
         o carrying out such other duties and responsibilities as may be determined by the Board of Directors.

         The Nominating and Corporate Governance Committee is required to meet at least once annually, and more frequently if the committee deems it to be appropriate. The committee may delegate authority to one or more members of the committee; provided that any decisions made pursuant to such delegated authority are presented to the full committee at its next scheduled meeting. Discussions pertaining to the nomination of directors are required to be held in executive session.

         The Nominating and Corporate Governance Committee will consider candidates for directors proposed by security holders, although no formal procedures for submitting the names of candidates for inclusion on management's slate of director nominees have been adopted. Until otherwise determined by the Nominating and Corporate Governance Committee, a member who wishes to submit the name of a candidate to be considered for inclusion on management's slate of nominees at the next annual meeting of members must notify our Corporate Secretary, in writing, no later than June 30 of the year in question of its desire to submit the name of a director nominee for consideration. The written notice must include information about each proposed nominee, including name, age, business address, principal occupation, telephone number, shares beneficially owned and a statement describing why inclusion of the candidate would be in our best interests. The notice must also include the proposing member's name and address, as well as the number of shares beneficially owned. A statement from the candidate must also be furnished, indicating the candidate's desire and ability to serve as a director. Adherence to these procedures is a prerequisite to the board's consideration of the member's candidate. Once a candidate has been identified the Nominating and Corporate Governance Committee reviews the individual's experience and background, and may discuss the proposed nominee with the source of the recommendation. If the Nominating and Corporate Governance Committee believes it to be appropriate, committee members may meet with the proposed nominee before making a final determination whether to include the proposed nominee as a member of management's slate of director nominees to be submitted for election to the board.

         There were no security holder recommendations for nomination to the Board of Directors in connection with the Annual Meeting. There are two Class I Director nominees for the Annual Meeting, each of whom is an incumbent director standing for reelection.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         We do not have a formal compensation committee. The Board of Directors, acting as a compensation committee, periodically meets to discuss and deliberate on issues surrounding the terms and conditions of executive officer compensation, including base salaries, bonuses, awards of stock options and reimbursement of certain business related costs and expenses. Three of the members of our Board of Directors are officers and employees of our company, and those board members participate in decisions of the board concerning compensation arrangements with our executive officers.

SECURITY HOLDER COMMUNICATIONS WITH OUR BOARD OF DIRECTORS

         We have established an informal process for security holders to send communications to members of our Board of Directors. Security holders who wish to contact the Board of Directors or any of its members may do so by writing to them, c/o China Natural Resources, Inc., Room 2105, West Tower, Shun Tak Centre, 200 Connaught Road C., Sheung Wan, Hong Kong. Correspondence directed to an individual board member is referred, unopened, to that board member. Correspondence not directed to a particular board member is referred, unopened, to the Chairman of the board, for reviewing and forwarding to the appropriate person.

ATTENDANCE AT ANNUAL MEETING OF MEMBERS

         We have not adopted a formal policy on Board members' attendance at our annual meeting of members, although all Board members are encouraged to attend. Ching Lung Po, Tam Cheuk Ho and Wong Wah On attended our last annual meeting of members held on December 31, 2004.

NASDAQ REQUIREMENTS

         Our common shares are currently listed on the Nasdaq SmallCap Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by The Nasdaq Stock Market as being applicable to listed companies. Nasdaq recently adopted amendments to its Marketplace Rule 4350 to impose various corporate governance requirements on listed securities. Section (a)(1) of Marketplace Rule 4350 provides that foreign private issuers such as our company are required to comply with certain specific requirements of Marketplace Rule 4350, but, as to the balance of Marketplace Rule 4350, foreign private issuers are not required to comply if the laws of their home jurisdiction do not otherwise require compliance.

         We currently comply with the specifically mandated provisions of Marketplace Rule 4350. In addition, we have elected to voluntarily comply with certain other requirements of Marketplace Rule 4350, notwithstanding that our home jurisdiction does not mandate compliance; although we may in the future determine to cease voluntary compliance with those provisions of Marketplace Rule 4350. However, we have determined not to comply with the following provisions of Marketplace Rule 4350 since the laws of the British Virgin Islands do not require compliance:

         o a majority of our Directors are not independent within the meaning of Nasdaq rules;
         o our independent directors do not hold regularly scheduled meetings in executive session;
         o the compensation of our executive officers is not determined by an independent committee of the Board or by the independent members of the Board of Directors, and our CEO may be present in the deliberations concerning his compensation;
         o related party transactions are not required to be reviewed or we are not required to solicit member approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party acquisitions or other acquisitions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person; and
         o we are not required to participate in an electronic link with a specified registered depository in connection with any direct registration program that we may establish in the future.

         We may in the future determine to voluntarily comply with one or more of the foregoing provisions of Marketplace Rule 4350.

CODE OF ETHICS

         A Code of Ethics is a written standard designed to deter wrongdoing and to promote:

         o        honest and ethical conduct,
         o full, fair, accurate, timely and understandable disclosure in regulatory filings and public statements,
         o        compliance with applicable laws, rules and regulations,

         o        the prompt reporting violation of the code, and
         o        accountability for adherence to the Code of Ethics.

         We have adopted the Code of Ethics of China Development. The Code of Ethics is applicable to all of our employees, and also contains provisions that apply only to our Chief Executive Officer, principal financial and accounting officers and persons performing similar functions. A copy of our Code of Ethics may be obtained, without charge, upon written request addressed to the attention of our Secretary, Room 2105, West Tower, Shun Tak Centre, 200 Connaught Road C., Sheung Wan, Hong Kong.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Based solely upon a review of Forms 3, 4, and 5, and amendments thereto, and reports, furnished to us for the fiscal year ended December 31, 2004, none of our directors, officers, or members beneficially owning more than 10% of any class of our equity securities failed to timely file any forms required by Section 16(a) of the Exchange Act during the most recent fiscal year.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

         The following table shows, for each of the three years ended December 31, 2004, the cash and other compensation paid by us to our President and Chief Executive Officer, and each other executive officer whose annual compensation was $100,000 or more.


                                                                                -----------------
                                                   Annual Compensation              Long Term
                                                                                  Compensation
                                          ------------------------------------- -----------------
                                                                                -----------------


                                                                     Other         Securities          All Other
                                           Salary     Bonus      Compensation      Underlying       Compensation
Name and Principal Position       Year      (US$)     (US$)          (US$)           Options            (US$)
-------------------------------------------------------------------------------------------------------------------
                                                                                -----------------
Ching Lung Po, President and      2004     30,769      -0-           -0-              -0-               -0-
Chief Executive Officer

                                  2003     30,769      -0-           -0-              -0-               -0-

                                  2002    133,333      -0-           -0-              -0-               -0-


Tam Cheuk Ho, Director and        2004    230,769      -0-           -0-             40,000             -0-
Chief Financial Officer

                                  2003    230,769      -0-           -0-              -0-               -0-

                                  2002    230,769      -0-           -0-              -0-               -0-


Wong Wah On, Director,            2004    153,846      -0-           -0-             40,000             -0-
Secretary and Financial
Controller

                                  2003    153,846      -0-           -0-              -0-               -0-

                                  2002    153,846      -0-           -0-              -0-               -0-
==================================================================================================================

         On February 1, 1999, we entered into a Service Agreement with Ching Lung Po. In accordance with the terms of the Service Agreement, Mr. Ching is employed by us as our Chief Executive Officer and to perform such duties as the Board of Directors from time to time determines. Mr. Ching receives a base salary of HK$2,160,000 (US$276,923) annually. The Employment

Agreement is for a term of two years and is automatically renewed unless earlier terminated as provided therein. On June 1, 2002, we entered into a Supplemental Service Agreement with Ching Lung Po, reducing his base salary to HK$240,000 (US$30,769) per annum with all other terms of the Service Agreement remaining in full force and effect.

         On February 1, 1999, we entered into an Employment Agreement with Tam Cheuk Ho. In accordance with the terms of the Employment Agreement, Mr. Tam is employed by us as our Chief Financial Officer and to perform such duties as the Board of Directors from time to time determines. Mr. Tam receives a base salary of HK$1,800,000 (US$230,769) annually, which base salary is adjusted on each anniversary of the Employment Agreement to reflect a change in the applicable consumer price index or such greater amount as our Board of Directors may determine. The initial two-year term of Employment Agreement has expired, and the term of the agreement continues to automatically renew each year, until terminated as provided therein.

         On February 1, 1999, we entered into an Employment Agreement with Wong Wah On. In accordance with the terms of the Employment Agreement, Mr. Wong is employed by us as our Financial Controller and Corporate Secretary, to perform such duties as the Board of Directors from time to time determines. Mr. Wong receives a base salary of HK$1,200,000 (US$153,846) annually, which base salary is adjusted on each anniversary of the Employment Agreement to reflect a change in the applicable consumer price index or such greater amount as our Board of Directors may determine. The initial two-year term of the Employment Agreement has expired, and the agreement continues to automatically renew each year, until terminated as provided therein.

         In connection with the Redomicile Merger, we succeeded to the rights and obligations of China Development under its service and employment agreements with our officers, each of whom have continued in our employ following the Redomicile Merger.

         We have no other employment contracts with any of our officers or directors and maintains no retirement, fringe benefit or similar plans for the benefit of its officers or directors. We may, however, enter into employment contracts with our officers and key employees, adopt various benefit plans and begin paying compensation to our officers and directors as we deem appropriate to attract and retain the services of such persons.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

         The following table sets forth information relating to our outstanding stock option plans as of December 31, 2004:

                                                                                                 Number of Securities
                                    Number of Securities to                                      Remaining Available for
                                    Be Issued Upon               Weighted-average                Future Issuance Under
                                    Exercise Of Outstanding      Exercise Price of               Equity Compensation
                                    Options, Warrants and        Outstanding Options,            Plan (excluding securities
                                          Rights                 Warrants and Rights             reflected in column a)
                                           (a)                         (b)                                  (c)
--------------------------------------------------------------------------------------------------------------------------------
Equity Compensation
Plans Approved by
Security Holders

   1995 Stock Option Plan                  0                          n/a                                  81,955
   2003 Equity Compensation Plan           0                          n/a                                 231,955

Equity Compensation
Plans Not Approved by
Security Holders                           0                          n/a                                       0
--------------------------------------------------------------------------------------------------------------------------------
Total                                      0                                                              313,910


STOCK OPTION PLANS

         We have adopted two equity incentive plans. The purposes of the plans are to:

         o Encourage ownership of our common stock by our officers, directors, employees and advisors;

         o Provide additional inventive for them to promote our success and our business; and

         o Encourage them to remain in our employ by providing them with the opportunity to benefit from any appreciation of our common stock.

         A brief description of each plan is as follows:

         1995 Plan: We adopted a Stock Option Plan (the "1995 Plan") as of March 31, 1995. The 1995 Plan allows the Board of Directors, or a committee thereof at the Board's discretion, to grant stock options to our officers, directors, key employees, consultants and affiliates. The number of shares that may be granted on exercise of options granted under the 1995 Plan may not exceed 20% of our outstanding shares determined at the time of grant.

         The Board of Directors, or a committee appointed by the Board, is vested with authority to:

         o        select persons to participate in the 1995 Plan;

         o determine the form and substance of grants made under the 1995 Plan to each participant, and the conditions and restrictions, if any, subject to which grants will be made;

         o        interpret the 1995 Plan; and

         o adopt, amend, or rescind such rules and regulations for carrying out the 1995 Plan as it may deem appropriate.

         Options granted under the 1995 may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or non-qualified options. The exercise price of incentive stock options may not be less than 100% of the fair market value of the underlying shares as of the date of grant. The exercise price of non-qualified options may not be less than 80% of the fair market value of the underlying shares as of the date of grant.

         As of December 31, 2004, options to purchase 233,000 shares of common stock had been granted under the 1995 Plan, of which options to purchase 230,000 shares of common stock were exercised and options to purchase 3,000 shares of common stock lapsed. Options to purchase 81,955 shares were available for grant as of December 31, 2004. The 1995 Plan terminated on March 31, 2005; however, outstanding options on the date of termination remain subject to the provisions of the 1995 Plan until they are exercised or expire. In connection with the Redomicile Merger, we succeeded to and assumed the obligations of China Resources under the 1995 Plan.

         2003 Plan. On December 18, 2003, our members approved and adopted the 2003 Equity Compensation Plan (the "2003 Plan"). The 2003 Plan allows the Board to grant various incentive equity awards not limited to stock options. We have reserved a number of shares of common stock equal to 20% of the issued and outstanding shares of our common stock, from time-to-time, for issuance pursuant to options granted or for restricted stock awarded under the 2003 Plan. Stock appreciation rights may be granted as a means of allowing participants to pay the exercise price of plan options. Stock grants may be made upon such terms and conditions as the Board or a committee designated by the Board determines. Stock grants may include deferred stock awards under which receipt of stock grants is deferred, with vesting to occur upon such terms and conditions as the Board or committee determines.

         The 2003 Plan is administered by the Board of Directors or a committee designated by the Board. The Board or committee determines, from time to time, those of our officers, directors, employees and consultants to whom stock grants and plan options will be granted, the terms and provisions of the respective stock grants and plan options, the dates such plan options will become exercisable, the number of shares subject to each plan option, the purchase price of such shares and the form of payment of such purchase price. Plan options and stock grants will be awarded based upon the fair market value of our common stock at the time of the award. All questions relating to the administration of the 2003 Plan, and the interpretation of the provisions thereof are to be resolved at the sole discretion of the Board or committee.

         Options granted under the 2003 Plan may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or non-qualified options. The exercise price of incentive stock options may not be less than 100% of the fair market value of the underlying shares as of the date of grant. The exercise price of non-qualified options ay not be less than 85% of the fair market value of the underlying shares as of the date of grant. During the year ended December 31, 2004, options to purchase 80,000 shares of common stock were granted under the 2003 Plan and were exercised. A total of 231,955 shares were available for grant as of December 31, 2004. The 2003 Plan terminates on December 18, 2013. In connection with the Redomicile Merger, we succeeded to and assumed the obligations of China Resources under the 2003 Plan.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On September 1, 2000, we entered to an office sharing agreement with Anka Consultants Limited, a private Hong Kong company that is owned by certain directors of our company, based upon which our head office in Hong Kong is shared on an equal basis between the two parties. The office sharing agreement also provides that our company and Anka Consultants Limited share certain costs and expenses in connection with its use of the office. For the years ended December 31, 2002, 2003 and 2004, we paid rental expenses to Anka Consultants Limited which amounted to RMB285,000 (US$34,000), RMB249,000 (US$30,000) an RMB232,000 (US$28,000), respectively.

         At December 31, 2003, we owed RMB1,603 (US$194) to an officer for unpaid salary. This was paid in full during 2004.

         At December 31, 2003 and 2004, we owed RMB296 (US$36) to related companies. These amounts are unsecured, interest-free and are repayable on demand.

         At December 31, 2003 and 2004, we owed RMB333,000 (US$40,000) and
RMB205,000 (US$25,000), respectively, to a director of iSense, our wholly owned subsidiary for advances received. These advances are unsecured, interest-free and are repayable on demand.

                 MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING


                                   PROPOSAL 1
                          ELECTION OF CLASS I DIRECTORS

         Members of each class of our Board of Directors are elected to serve for a three-year term. The three-year terms of the members of each class are staggered, so that each year the members of a different class are due to be elected at the annual meeting. Each director is to hold office for a three-year term expiring immediately following the annual meeting of members held three years following the annual meeting at which he or she was elected. However, at our first annual meeting of members on December 31, 2004 following the Redomicile Merger, the Class I Directors elected at that meeting held office for a one-year term and the Class II Directors hold office for a two-year term. The Class I Director are currently serving a term that is due to expire immediately following the Annual Meeting. The Class II Directors are currently serving a term that is due to expire immediately following our next annual meeting, and the Class III Directors are serving a term that is due to expire immediately following the next annual meeting thereafter.

NOMINEES

         At the Annual Meeting two Class I Directors are to be elected to serve until the next annual meeting of members held to elect Class I Directors and until his successor is elected and qualified or until his death, resignation or removal. The Board of Directors proposes the election of the nominees named below, who are currently Class I Directors having been elected at the 2004 annual meeting of our members. Unless authorization to do so is withheld, proxies received will be voted "for" the nominees named below. If one or both of the nominees should become unavailable for election before the Annual Meeting, the proxies will be voted for the election of such substitute nominee(s) as the present Board of Directors may propose. The person nominated for election has agreed to serve if elected, and the Board of Directors has no reason to believe that the nominees will be unable to serve.

         Our Board of Directors proposes the election of the following nominees as a Class I Directors:
                                  Ching Lung Po
                                   Ng Kin Sing

         Class I Directors will be elected by a plurality of votes cast at the Annual Meeting in person or by proxy and entitled to vote on the matter.

             THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ELECTION
                        OF THE CLASS I DIRECTOR NOMINEES.

                                   PROPOSAL 2

      RATIFICATION OF THE APPOINTMENT OF GHP HORWATH, P.C. AS INDEPENDENT
                        REGISTERED PUBLIC ACCOUNTING FIRM

         Our independent registered public accounting firm for the fiscal year ended December 31, 2004 was GHP Horwath, P.C. The Audit Committee of the Board of Directors has selected and approved GHP Horwath, P.C. to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2005. Representatives of GHP Horwath, P.C. have been invited to attend the Annual Meeting but are not expected to do so.

FEES TO HORWATH GHP HORWATH, P.C.

         The following table shows the fees that we paid or expect to pay for the audit and other services provided by GHP Horwath, P.C. for the fiscal years 2003 and 2004.

                                       Fiscal 2004                Fiscal 2003

Audit Fees                             $  64,300                  $  50,000
Audit-Related Fees                            --                         --
Tax Fees                                      --                         --
All Other Fees                                --                         --
                                       ---------                  ---------

         Total                         $  64,300                  $  50,000

         Audit Fees -- This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements.

         Audit-Related Fees -- This category consists of assurance and related services by the independent auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under "Audit Fees" The services for the fees disclosed under this category include consultation regarding our correspondence with the SEC and other accounting consulting.

         Tax Fees -- This category consists of professional services rendered by GHP Horwath, P.C. for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

         All Other Fees -- This category consists of fees for other miscellaneous items.

POLICY ON AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

         The Audit Committee has adopted a procedure for pre-approval of all fees charged by GHP Horwath, P.C, our independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Audit Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. The audit fees paid to GHP Horwath, P.C. with respect to fiscal year 2004 were pre-approved by the Audit Committee.

         The ratification of GHP Horwath, P.C. as our independent registered public accounting firm for the fiscal year ended December 31, 2005 requires the affirmative vote of a majority of votes cast at the Annual Meeting in person or by proxy and entitled to vote on the matter. Ratification by our members of the selection of GHP Horwath, P.C. as our independent registered public accounting firm is not required by applicable law. However, as a matter of policy and sound corporate practice, we are submitting the selection to our members for ratification at the Annual Meeting. If the members fail to ratify the selection of GHP Horwath, P.C., the Board of Directors will reconsider the matter. Even if the selection is ratified by our members, the Board of Directors may select a different firm to serve as our independent registered public accounting firm at any time during the fiscal year if it believes a change would be in the best interests of our company and its members.

       THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" RATIFICATION OF GHP HORWATH, P.C. AS INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR THE
                      FISCAL YEAR ENDING DECEMBER 31, 2005.

                                MEMBER PROPOSALS

         Proposals of members that are intended to be presented by such members at the annual meeting of members to be held in 2006 must be received by us no later than June 30, 2006, in order to have them included in the proxy statement and form of proxy relating to that meeting. We are not obligated to include a member proposal in our proxy statement except to the extent required by applicable law.

                                  OTHER MATTERS

         Management is not aware of any other matters to be presented for action at the Annual Meeting. However, if any other matter is properly presented, it is the intention of the persons named in the enclosed form of proxy to vote in accordance with their best judgment on such matters.

                    HOUSEHOLDING OF ANNUAL MEETING MATERIALS

         Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of our proxy statement may have been sent to multiple members in your household. We will promptly deliver a separate copy of either document to you if you write us c/o Corporate Secretary, Room 2105, West Tower, Shun Tak Centre, 200 Connaught Road C., Sheung Wan, Hong Kong. If you want to receive separate copies of the proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address.

                           ANNUAL REPORT ON FORM 20-F

         A copy of our Annual Report on Form 20-F (without exhibits), including audited consolidated financial statements for each of the three years ended December 31, 2004, accompanies this proxy statement.